EXHIBIT 1



                   [LETTERHEAD OF THREE CITIES RESEARCH, INC.]



                                             January 12, 2001


Mr. John J. Pomerantz
Chairman of the Board
Leslie Fay Company, Inc.
1412 Broadway
2nd Floor
New York, New York 10018

Dear John:

         Three Cities Research, Inc., Three Cities Fund II, L.P. and Three Cities Offshore II, C.V. (collectively, "THREE CITIES FUNDS") is pleased to make a proposal to acquire all of the outstanding shares of common stock, par value $.01 per share ("COMMON STOCK") of The Leslie Fay Company, Inc. ("LESLIE FAY") not currently owned by Three Cities Funds for a cash price per share of $3.50. Three Cities Funds believes that this proposal is a fair one that will benefit the public stockholders of Leslie Fay. The price represents a 24% premium over the closing market price on January 11, 2001 of $2.81 per share and enables the public stockholders to receive cash for their shares.

         We expect that all Funds necessary to consummate the transaction would be provided by the Three Cities Funds from available cash reserves.

         Consummation of the transaction would be subject to approval by the Board of Directors and stockholders of Leslie Fay in accordance with Leslie Fay's Amended and Restated Certificate of Incorporation, as well as to other conditions customary in a transaction of this type. It is possible that other stockholder of Leslie Fay (including members of management) may be invited to invest in the acquisition vehicle to be organized by Three Cities Funds. Three Cities Funds anticipates that upon the completion of the acquisition, the shares of Leslie Fay will cease to be quoted on the Nasdaq National Market System and that the Common Stock will be de-registered under the Securities Exchange of 1934, as amended.

         Three Cities Funds expects that the Board of Directors of Leslie Fay will form a special committee of directors who are not affiliated with Three Cities Funds, and that the special committee will engage legal and financial advisors to represent both them and the public shareholders and to provide a fairness opinion with respect to the proposed transaction. When the special committee is selected, Three Cities Funds is prepared to

Mr. John Pomerantz
January 12, 2001
Page 2


meet with the special committee and its advisors to provide them with any information they may require.

         We wish to make it clear that Three Cities Funds is not interested in selling its interest in Leslie Fay.

         Three Cities Funds is prepared to proceed expeditiously to complete this proposal. We anticipate performing only a limited due diligence investigation of the Company, which will consist primarily of updating our understanding of the operations of the Company, its business and financial condition. We are also prepared to instruct our attorneys to prepare a draft of a proposed merger agreement promptly. Nothing in this letter shall be binding upon Three Cities, and we reserve the right to withdraw or modify this proposal at any time.

         Thank you for your consideration of this proposal. We look forward to your prompt response.


                                             Sincerely,

                                             /s/ W. Robert Wright
                                             --------------------
                                             W. Robert Wright


cc:      Board of Directors
         The Leslie Fay Company, Inc.